Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

WPCS INTERNATIONAL INCORPORATED

WPCS International Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

1.          The name of the corporation is WPCS International Incorporated.

2.          Resolutions were duly adopted by the Board of Directors of the Corporation setting forth proposed amendment to the Corporation’s certificate of incorporation and declaring such Certificate of Amendment advisable and in the best interests of the Corporation and its stockholders.

3.          The certificate of incorporation of the Corporation is hereby amended by striking the third paragraph of Article IV in its entirety and replacing it with the following:

“ Immediately upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware each one (1) share of Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one-quarter (.25) of one share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.” The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the opening price of the Corporation’s Common Stock as reported on The NASDAQ Capital Market on the trading day immediately following the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

4.          The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5.          The amendment of the certificate of incorporation herein certified shall be effective as of 4:05 PM, Eastern Time, on January 30, 2018.

IN WITNESS WHEREOF, WPCS International Incorporated has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation, on January 30, 2018.

WPCS INTERNATIONAL INCORPORATED

By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Chief Executive Officer